FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number  000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

SPIDER-MAN SWINGS INTO ACTION — WITH CRYPTOLOGIC

Web-slinger and Fantastic Four make internet casino gaming debuts exclusively with CryptoLogic software

December 10, 2007 (Dublin, IRELAND, and Toronto, CANADA) – CryptoLogic( Limited, a leading software developer to the global Internet casino gaming market, has launched two star-studded Internet casino slot games on its award-winning platform: the eagerly anticipated Spider-Man and the legendary Fantastic Four.

Based on the renowned Marvel Super Heroes, the games will be available exclusively to CryptoLogic licensees through the company’s wholly-owned subsidiary, WagerLogic( Ltd.

“CryptoLogic’s new Spider-Man and Fantastic Four games are the latest examples of our industry-leading innovation, and our partnerships with the world’s biggest gaming and entertainment brands,” said Javaid Aziz, CryptoLogic’s President and CEO. “Bringing these legendary Super Heroes to the world’s best Internet casinos reflects CryptoLogic’s commitment to help every customer build a loyal player base through both high-impact games and high-profile brands.”

For the first time, players will be transported into Spider-Man’s New York City realm to foil bad guys and rescue victims from danger as the web-slinger achieves his ultimate mission: defeating Venom and saving Mary Jane. With three unique feature sequences and big payouts — up to 5,000 times a line bet — rewards are around every corner. Players can also earn up to 15 additional rounds of play and double prize values with an exciting free-spin feature.

The Fantastic Four create a new level of excitement as they take on a spectacular adventure against the villainous Dr. Doom. Watch Mr. Fantastic test the limits of his flexibility, the Invisible Woman storm onto the reels, the Human Torch burst into flames and the Thing send shockwaves with his powerful blows. With a chance to win 5,000 times a player’s bet and up to 15 free game spins, the only difficulty will be deciding which character to play.

“These celebrated Marvel Super Heroes have finally taken their place at the world’s top Internet casinos – powered by CryptoLogic,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development.

Spider-Man and the Fantastic Four join CryptoLogic’s roster of wildly popular Marvel-branded slot games, including the Hulk, Daredevil, Blade, The Punisher, Thor, X-Men, Silver Surfer, Elektra, Iron Man and Ghost Rider. Available exclusively to WagerLogic licencees, these games bring players big-screen excitement, stunning graphics and their favourite Marvel characters — along with the chance to win huge cash prizes.

TEL 353 (0)1 631 9000  FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

CryptoLogic has earned top honours for its world-class Internet software, including the Top Casino Software award from Online Gambling Magazine in each of the last two years. The award, based on the votes of readers, players and website visitors, is widely considered the industry’s top honour.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About Marvel Entertainment, Inc.

With a library of over 5,000 characters, Marvel Entertainment, Inc. is one of the world’s most prominent character-based entertainment companies. Marvel’s operations are focused on utilizing its character franchises in licensing, entertainment, publishing and toys. Areas of emphasis include feature films, DVD/home video, consumer products, video games, action figures and role-playing toys, television and promotions. Rooted in the creative success of over sixty years of comic book publishing, Marvel’s strategy is to leverage its character franchises in a growing array of opportunities around the world. For more information visit www.marvel.com.

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright Ó 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

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For more information, please contact:

Argyle Communications, (416) 968-7311
Dan Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 229/kpassmore@argylecommunications.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.